FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 3, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 3, 2008

2.

Material Change Report dated November 3, 2008 (re: November 3/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 3, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Begin Gold Production

Vancouver, BC – November 3, 2008:  Petaquilla Minerals Ltd. today provided details of the progress made at its 100% owned Molejon gold mine in central Panama.  The Company is now in the final stages of completing its Molejon gold production facility and has scheduled its first test production for the latter part of December 2008.

Estimates for the first twelve months of production are as follows:

	Quarter Ended
	02/28/2009	05/31/2009	08/31/2009	11/30/2009
Ounces Produced	8,000	21,000	24,000	26,000
Expected Cash Costs (USD)	$1,320.00	$550.00	$550.00	$550.00

The Company has estimated that it will produce 100,000 ounces on average per year, although the Company also believes there is potential for increasing this as production processes are perfected and maximized.

In addition, the Company has compiled historical exploration data from the 1990s on its 795 square kilometres of concessions and is strongly encouraged by the numerous gold targets identified.  The results of this work are in accord with the Company’s exploration model for the Petaquilla Mineral District.  As a result, a 26 kilometre zone containing gold targets has been identified and requires follow-up exploration. The Company has commenced an aggressive exploration program over these targets comprising additional geological mapping, soil sampling and a trenching program with the aim of prioritizing the drill targets.

Total cash cost figures for gold production are calculated in accordance with a standard developed by The Gold Institute, formerly a worldwide association of suppliers of gold and gold products including leading North American gold producers.  The Gold Institute ceased operations in 2002 but the standard is the accepted standard of reporting cash costs of production in North America.  Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs.  Total cash costs are then divided by ounces produced to arrive at the total cash costs of production.  The measure, along with production, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Forward looking information - Securities regulators encourage companies to disclose forward looking information to help investors understand a company’s future prospects.  This press release contains forward-looking information.  These are “forward-looking” because we have used what we know and expect today to make a statement about the future.  Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable.  However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release.  You should not place undue reliance on forward-looking statements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street  Vancouver,
British Columbia   V6B 4M9

Item 2.

Date of Material Change

November 3, 2008

Item 3.

News Release

The Company’s news release dated November 3, 2008, was disseminated by Marketwire, Incorporated on November 3, 2008.

Item 4.

Summary of Material Change

The Company provided details of the progress made at its 100% owned Molejon gold mine in central Panama.  The Company is now in the final stages of completing its Molejon gold production facility and has scheduled its first test production for the latter part of December 2008.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 3, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. to Begin Gold Production

Vancouver, BC – November 3, 2008:  Petaquilla Minerals Ltd. today provided details of the progress made at its 100% owned Molejon gold mine in central Panama.  The Company is now in the final stages of completing its Molejon gold production facility and has scheduled its first test production for the latter part of December 2008.

Estimates for the first twelve months of production are as follows:

	Quarter Ended
	02/28/2009	05/31/2009	08/31/2009	11/30/2009
Ounces Produced	8,000	21,000	24,000	26,000
Expected Cash Costs (USD)	$1,320.00	$550.00	$550.00	$550.00

The Company has estimated that it will produce 100,000 ounces on average per year, although the Company also believes there is potential for increasing this as production processes are perfected and maximized.

In addition, the Company has compiled historical exploration data from the 1990s on its 795 square kilometres of concessions and is strongly encouraged by the numerous gold targets identified.  The results of this work are in accord with the Company’s exploration model for the Petaquilla Mineral District.  As a result, a 26 kilometre zone containing gold targets has been identified and requires follow-up exploration. The Company has commenced an aggressive exploration program over these targets comprising additional geological mapping, soil sampling and a trenching program with the aim of prioritizing the drill targets.

Total cash cost figures for gold production are calculated in accordance with a standard developed by The Gold Institute, formerly a worldwide association of suppliers of gold and gold products including leading North American gold producers.  The Gold Institute ceased operations in 2002 but the standard is the accepted standard of reporting cash costs of production in North America.  Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs.  Total cash costs are then divided by ounces produced to arrive at the total cash costs of production.  The measure, along with production, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Forward looking information - Securities regulators encourage companies to disclose forward looking information to help investors understand a company’s future prospects.  This press release contains forward-looking information.  These are “forward-looking” because we have used what we know and expect today to make a statement about the future.  Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable.  However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release.  You should not place undue reliance on forward-looking statements.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces. The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.